September 23, 2013

Mr. Shehzad Niazi

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE Washington, D.C. 20549

Re:	Owlhead Minerals Corp.
Registration Statement on Form S-1/A
File No. 333-189359

Dear Mr. Niazi:

We have amended the Form S-1 Registration Statement and have included the changes in this response letter.

Thank you.

Geoff Armstrong

518-638-8192

Please note: we have revised the share issuance figures where appropriate in the Form S1/A

General

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please:

!	Disclose that you are an emerging growth company;
!	Describe how and when a company may lose emerging growth company status;
!	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
!	State your election under Section 107(b) of the JOBS Act:
!	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
!	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

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We have added the following information to the form S-1: (See Page 16-17)

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

The JOBS Act permits “emerging growth companies” like us to rely on some of the reduced disclosure requirements that are already available to companies having a public float of less than $75 million, for as long as we qualify as an emerging growth company. During that period, we are permitted to omit the auditor’s attestation on internal control over financial reporting that would otherwise be required by the Sarbanes-Oxley Act. Companies with a public float of $75 million or more must otherwise procure such an attestation beginning with their second annual report after their initial public offering. For as long as we qualify as an emerging growth company, we are also excluded from the requirement to submit “say-on-pay”, “say-on-pay frequency” and “say-on-parachute” votes to our stockholders and may avail ourselves of reduced executive compensation disclosure compared to larger companies. In addition, as described in the following risk factor, as an emerging growth company we can take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies.

Until such time as we cease to qualify as an emerging growth company, investors may find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

As an “emerging growth company” we may take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies.

Section 107 of the JOBS Act also provides that, as an emerging growth company, we can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations --- Critical Accounting Policies and Estimates” for further discussion of the extended transition period for complying with new or revised accounting standards.

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At such time as we cease to qualify as an “emerging growth company” under the JOBS Act, the costs and demands placed upon management will increase.

We will continue to be deemed an emerging growth company until the earliest of (i) the last day of the fiscal year during which we had total annual gross revenues of $1,000,000,000 (as indexed for inflation), (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of common stock under a registration statement under the Securities Act ; (iii) the date on which we have, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or (iv) the date on which we are deemed to be a ‘large accelerated filer’ as defined by the SEC, which would generally occur upon our attaining a public float of at least $700 million. Once we lose emerging growth company status, we expect the costs and demands placed upon management to increase, as we would have to comply with additional disclosure and accounting requirements, particularly if our public float should exceed $75 million.

We will incur significant costs as a result of becoming a reporting public company, and our management will be required to devote substantial time to new compliance requirements, including establishing and maintaining internal controls over financial reporting, and we may be exposed to potential risks if we are unable to comply with these requirements.

As a reporting public company, we will incur significant legal, accounting and other expenses under the Sarbanes-Oxley Act of 2002, together with rules implemented by the Securities and Exchange Commission and applicable market regulators. These rules impose various requirements on public companies, including requiring certain corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluations and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Compliance with Section 404 may require that we incur substantial accounting expenses and expend significant management efforts. Our testing may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner, the market price of our stock could decline if investors and others lose confidence in the reliability of our financial statements and we could be subject to sanctions or investigations by the SEC or other applicable regulatory authorities

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2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We provided potential investors with the subscription agreement, a copy of which was included with our Form S-1 filing as exhibit 10.5 (Form of Owlhead Minerals Corp. Regulation S Subscription Agreement). No other written communications have been presented to potential investors or shareholders. None of our potential investors or shareholders are American citizens or residents.

We received a preliminary report on our claims which was conducted by an independent geologist, Linda Caron (M. Sc., P.Eng.). This report was included with our Form S-1 filing as exhibit 99.1 and has been published on our website via a link, but has not been distributed elsewhere.

No broker or dealer has participated or will participate in our offering.

Outside Front Cover Page of the Prospectus, page 2

3.	Please revise your disclosure to clarify the number of shares included in this offering. In this regard we note your reference to 12,825,000 common shares here, whereas elsewhere you refer to 6,475,000 common shares.

Revised to read as follows: (See Page 6)

Securities Being Offered Up to 6,475,000 shares of common stock. This represents 50.48% of the 12,825,000 shares currently issued and outstanding.

4.	Please highlight the cross-reference to the risk factors section by using prominent type or another appropriate manner. Please see Item 501(b)(5) of Regulation S-K for guidance.

The cross-reference has been highlighted as requested.

Summary, page 4

5.	For the sake of clarity, please revise your disclosure on page four to identify the parties by name, rather than as “Optionor” and “Optionee.”

Revised to read as follows: (See Page 5)

1.	150,000 shares issued in the name of the Optionor, John Kemp or his assignees upon the completion of a satisfactory initial geological report on the claims by a qualified and independent geologist engaged by Owlhead Minerals Corp.
2.	150,000 shares issued in the name of John Kemp or his assignees upon completion of initial work program of up to $50,000 and the completion of a satisfactory 43-101 report on the claims conducted or supervised by a qualified and independent geologist.
3.	200,000 shares issued in the name of the John Kemp or his assignees upon the completion of a work program costing up to $200,000 showing satisfactory results on the claims by a qualified and independent geologist engaged by Owlhead Minerals Corp..
4.	1,000,000 shares issued in the name of the John Kemp or his assignees upon the successful results of a ten hole drilling program.

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Private Placement, page 5

6.	It is unclear why you have only chosen to describe the June 1, 2012 private placement in this section despite the many additional and more recent offerings you describe under Recent Sales of Unregistered Securities, starting on page 31. Please revise your disclosure to clarify.

Revised to read as follows. (See Page 6 & 7)

An initial private placement was conducted between May 27, 2010 and June 7, 2010 for an aggregate of up to 8,000,000 shares at a price of $0.001 per share of common stock. The offering raised proceeds to the Company of $8,000 for which 8,000,000 shares of common stock were issued. No legal, accounting, consulting or finder fees relating to the offering were paid.

On June 1, 2012, we initiated a second private placement offering of an aggregate of up to 2,000,000 shares at a price of $0.10 per share of common stock. The offering raised proceeds to the Company of $97,500 for which 975,000 shares of common stock were issued. No legal, accounting, consulting or finder fees relating to the offering were paid. This private placement was concluded on March 6, 2013.

Risk Factors, page 6

7.	All material risks should be described in the risk factors section. Please revise the fourth and fifth sentences in the first risk factor and the first sentence of the third paragraph on page 14 to remove the references to unidentified risks.

8.	For the sake of clarity, please highlight the risk factor headings in a consistent manner. In this regard we note that the headings of the first risk factor on page seven and the second risk factor on page eight are not in bold like the others.

Revised to highlight the risk factor headings as requested.

9.	Please add a risk factor that quantifies the current shortfall in funding and discloses the associated risk to the company.

We have revised the Risk Factor section to include the following: (See Page 8 & 9)

If we are unable to obtain additional funding, our business operations will be harmed and if we do obtain additional financing, our then existing shareholders may suffer substantial dilution.

There is no assurance that we will not incur debt in the future, that we will have sufficient funds to repay any indebtedness or that we will not default on our debt obligations, jeopardizing our business viability. We are continually at risk of default on obligations to and on behalf of our creditors, requiring ongoing funding, on a monthly basis, to avoid these defaults. Furthermore, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to conduct our business. There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all. The inability to obtain additional capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations. If we are unable to obtain additional financing, we will likely be required to curtail our marketing and development plans and without adequate financing or revenue generation, possibly cease our operations. Any additional equity financing may involve substantial dilution to our then existing shareholders.

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We may need to raise additional capital, which may not be available on acceptable terms or at all.

We may be required to raise additional funds, particularly if we are unable to generate positive cash flow as a result of our operations. We estimate that our capital requirements in the next six months will be approximately $500,000. There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all. The inability to obtain additional capital may reduce our ability to continue to conduct business operations. If we are unable to obtain additional financing, we will likely be required to curtail our research and development plans. Any additional equity financing may involve substantial dilution to our then-existing shareholders.

Our officers and directors may be subject to conflicts of interest, page 12

10.	We note your disclosure that your officers and directors only serve on a part time basis and are subject to conflicts of interest. Please reconcile this disclosure with the provisions of exhibits 10.9, 10.10 and 10.11, which appear to state in Section 5 that Messrs. Armstrong, Low and King shall devote their full attention to the company and shall not engage in other businesses where there is likely to be a conflict of interest. In this regard, please revise your disclosure to clarify the scope of any written consents from the Company that your officers and directors have received pursuant to Section 5 of their respective employment agreements.

We interpreted the reference to conflict of interest to mean that our officers and directors would be subject to possibilities of conflicts of interest, not that our officers and directors would engage in practices that would involve conflicts of interest. Although neither Mr. Low nor Mr. King are engaged in other businesses that present any potential for conflict of interest other than time. Mr. Armstrong works as a secretary for Asia Properties, Inc., a company that holds mining interests in the Province of Quebec and the Province of Newfoundland, Canada whereas Owlhead Minerals Corp. hold its mining interests in the Province of British Columbia, Canada. Moreover, as secretary for Asia Properties, Inc., he is not nor has he been party to any decision-making on behalf of Asia Properties, Inc., and therefore the potential for conflict of interest on his part is unlikely.

We have revised the disclosure to read as follows: (See Page 14)

Our officers and directors serve only part time and may be subject to conflicts of interest. Each of our executive officers and directors serves only on a part time basis. Each devotes part of his working time to other business endeavors, including consulting relationships with other corporate entities, and has responsibilities to these other entities. Such conflicts include deciding how much time to devote to our affairs, as well as what business opportunities should be presented to the Company. Neither Mr. Low nor Mr. King are engaged in other businesses that present any potential for conflict of interest other than their time. Mr. Armstrong works as a secretary for Asia Properties, Inc., a company that holds mining interests in the Province of Quebec and the province of Newfoundland, Canada whereas Owlhead Minerals Corp. hold its mining interests in the Province of British Columbia, Canada. Because of these relationships, our officers and directors may be subject to conflicts of interest. Under Nevada law, our articles of incorporation and our Bylaws permit us broad indemnification powers to all persons against all damages incurred in connection with our business to the fullest extent provided or allowed by law. The exculpation provisions may have the effect of preventing stockholders from recovering damages against our officers and directors caused by their negligence, poor judgment or other circumstances. The indemnification provisions may require us to use our limited assets to defend our officers and directors against claims, including claims arising out of their negligence, poor judgment, or other circumstances.

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Description of Business, page 20

11.	In the description of each exploration property, please provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature pursuant to paragraph (b)(4)(i) of Industry Guide 7

We have revised the paragraph to read as follows: (See Page 24)

Initially, a total of 20 cells were acquired totaling 296 hectares (approx. 730 acres). After preliminary examination of the area, the Company came to the conclusion that the area is worth further examination and exploration. Therefore, Company management requested that the Prospector/Vendor stake more cells adjacent or adjoining the original claim group on behalf of the Company. An additional 778 hectares (approx. 1922 acres) were staked, bringing our land package to a total of 1074 hectares, or about 2652 acres. The cells have good access to many miles of new logging roads that have recently been opened up in the area. It should be noted, however, that any proposed program is exploratory in nature and that the property is without known reserves.

12.	As an exhibit to your filing, please include consent from Mr. Kemp for the inclusion of his work in your disclosure.

Included as Exhibit 99.2

Exhibit 99.2

ATTENTION: Board of Directors

Owlhead Minerals Corp.

I John Kemp, hereby grant to Owlhead Minerals Corp., my full consent to the inclusion of and use of any of the work I have performed respecting the Teako Claims.

Dated: August 1, 2013

/s/ John Kemp
John Kemp

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13.	We note your disclosure regarding your initial optioned claims and the subsequent claims that were staked on behalf of your company. Please disclose the following regarding your land and mineral rights:

!	The nature of your ownership or interest in the property.
!	A description of all interests in your properties, including the terms of all underlying agreements and royalties.
!	An outline of the process by which mineral rights are acquired at the location, also details concerning the basis of entitlement and duration of your mineral rights, surface rights, mining claims or concessions.
!	An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.
!	Include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.
!	The conditions that must be met to retain your rights, claims or leases, including quantification and timing of all necessary payments, including any annual maintenance fees, also identifying the party who is responsible for paying these amounts.

Please ensure that you identify all material terms of the land or mineral rights securing agreements to comply with paragraph (b)(2) of Industry Guide 7.

The disclosure has been amended to include the following: (See Page 27-28)

All of the claims comprising the property are owned by John Kemp and are held under option to Owlhead Minerals (BC) Corp. by an agreement dated December 18, 2012.

Under the terms of the agreement, Owlhead can acquire a 100% undivided interest in the property, subject to a 2.5% Net Smelter Return (NSR) interest payable to the vendor, in consideration for a one-time cash payment of $10,000 (paid) and staged share payments totaling 1.5 million shares. The 2.5% NSR royalty can be purchased at any time by the company, for the sum of $1 million.

At present, our claims appear to be suitable for placer mining, but until a comprehensive program of exploration can be conducted, we feel that it is more accurate to state, at this time, that the property is without known reserves of any type.

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There is good road access to the Teako property. The community of Kitwanga is located at the junction of Highways 16 and 37. From here, the Cedarvale road provides access along the west-northwest side of the Skeena River to the property area. Portions of the property have been clearcut logged and numerous logging roads, which are accessed from the Cedarvale road, provide road access to the claims.

Power is available within 1 kilometre of the property boundary. CN’s main BC North rail line follows the west side of the Skeena River between Kitwanga and Terrace, and is similarly located within 1 kilometer of the Teako property boundary.

Limited services are available in Kitwanga and in Hazelton. Smithers is a major supply centre, located 130 kilometers by road from the Teako property. Most services needed for exploration, including an skilled labor force, are available in Smithers. The closest (by road) full-service airport to the property is also located in Smithers.

The property is situated on the moderate southeast-facing slope, west of the Skeena River, between Insect and Wilson Creeks. Elevations range from about 300 metres, in the southeast part of the property, to about 1250 meters in the northwest.

In order to maintain the claims in good standing, the Province of British Columbia, Canada has certain exploration and mining permit requirements as follows:

A permit from the Ministry of Forests, Lands and Natural Resource Operations is required for any exploration or development work involving mechanized ground disturbance. A separate permit is required for timber disturbance necessary to carry out the work program. As of the effective date of this report, there is no valid work permit for the site, nor has application been made for one.

Annual exploration or development work (“assessment work”) is required to maintain mineral claims in British Columbia in good standing. Annual work commitments are determined by a 4 tier structure, as follows:

$5.00 per hectare for anniversary years 1 & 2

$10.00 per hectare for anniversary years 3 & 4

$15.00 per hectare for anniversary years 5 & 6

$20.00 per hectare for subsequent anniversary years

14.	Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties, including the source of power and water for your property and a description of any infrastructure located on your property.

The Form S-1 has been revised to include the following information under the heading: Description of Property (Noted above also.) (See Page 27)

There is good road access to the Teako property. The community of Kitwanga is located at the junction of Highways 16 and 37. From here, the Cedarvale road provides access along the west-northwest side of the Skeena River to the property area. Portions of the property have been clearcut logged and numerous logging roads, which are accessed from the Cedarvale road, provide road access to the claims.

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Power is available within 1 kilometre of the property boundary. CN’s main BC North rail line follows the west side of the Skeena River between Kitwanga and Terrace, and is similarly located within 1 kilometer of the Teako property boundary.

Limited services are available in Kitwanga and in Hazelton. Smithers is a major supply centre, located 130 kilometers by road from the Teako property. Most services needed for exploration, including an skilled labor force, are available in Smithers. The closest (by road) full-service airport to the property is also located in Smithers.

The property is situated on the moderate southeast-facing slope, west of the Skeena River, between Insect and Wilson Creeks. Elevations range from about 300 metres, in the southeast part of the property, to about 1250 meters in the northwest.

15.	In an appropriate location of your filing, please provide an overview of the exploration and mining permit requirements for companies operating in British Columbia, Canada. Include in your overview the permits required to explore or mine, any fees or bonding requirements necessary to explore or mine, the Government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits or approvals to explore or mine.

We have included the following information in the Description of Property section as it appears to be the most appropriate placement. Property (Noted above also.) (See Pages 27-28)

In order to maintain the claims in good standing, the Province of British Columbia, Canada has certain exploration and mining permit requirements as follows:

A permit from the Ministry of Forests, Lands and Natural Resource Operations is required for any exploration or development work involving mechanized ground disturbance. A separate permit is required for timber disturbance necessary to carry out the work program. As of the effective date of this report, there is no valid work permit for the site, nor has application been made for one.

Annual exploration or development work (“assessment work”) is required to maintain mineral claims in British Columbia in good standing. Annual work commitments are determined by a 4 tier structure, as follows:

$5.00 per hectare for anniversary years 1 & 2

$10.00 per hectare for anniversary years 3 & 4

$15.00 per hectare for anniversary years 5 & 6

$20.00 per hectare for subsequent anniversary years

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16.	We note your statement in the third paragraph of page 21 ( PG 23) that after preliminary examination of the area, the Company came to the conclusion that the area appeared to have “significant potential.” Please specify who examined the area on behalf of the Company and expand your disclosure in this section to clarify what factors led to this conclusion and what is meant by “significant potential.

We have added the following information to the Form S-1 (See Page 29)

The claims were initially examined and registered by John Kemp who took preliminary rock samples that showed 2 gram per ton of gold, 270 gram per ton of silver and 0.3% copper .and presented to the Company as a potential acquisition and the Company and based on this the Company proceeded with the acquisition. In February 2013, the claims were examined by geologist Linda Caron M. Sc., P. Eng. In her report dated February 22, 2013 she stated the following:

“The Teako property is located in a highly prospective region, and one which is well known for the quality, quantity and diversity of mineral deposits. Apart from minor physical work to explore quartz veins in the 1920’s, there is no record of any historical work on the property. New prospecting discoveries were made on the claims in 2012. Elevated gold, silver and copper values were returned from initial samples collected by the vendor from these new discoveries. Based on the regional setting and on these new discoveries, the property almost certainly warrants further work.”

Our comment “significant potential” was based on the findings of Mr. Kemp and the above comment by the geologist and was used to explain our decision to proceed with the acquisition, however, we have removed the term “significant potential” from the registration statement in order to avoid any misunderstanding.

17.	We note your statement in the last risk factor on page 10 that you have expended significant resources to comply with environmental protection laws, regulations and permitting requirements. Please revise under Description of Business and Plan of Operations, as appropriate, to more fully disclose these efforts and the related laws, regulations and requirements. Please refer to Item 101(h)(4)(viii), Item 101(h)(4)(ix), and Item 303(a) of Regulation S-K for guidance.

The British Columbia Environment Management Act covers several hundred pages and specifies in detail how all waste and potential environmental problems are to be prevented as well as detailing who is responsible for remediation. We spent a considerable amount of time and issued a total of 700,000 shares to two consultants and 3,000,000 shares to a director in order to assist the company to become familiar with these laws as part of their ongoing responsibilities to the Company. While we feel this is “significant resources” we recognize that it might be confusing and have revised the disclosure to read as follows: (See Page 12)

If we are unable to obtain or maintain permits or water rights for development of our properties or otherwise fail to manage adequately future environmental issues, our operations could be materially and adversely affected. Mining and mining exploration companies in the Province of British Columbia, Canada are governed by Chapter 53: Part 5 (Remediation of Mineral Exploration Sites of the British Columbia Environment Management Act. The Act covers all aspects of mining and related activities and establishes strict environmental protection codes over these activities. Essentially, the Act requires mine owners and operators to prevent the release of any substance into the land air or water that might be deleterious to the environment and requires the remediation of all mineral exploration sites and mines by the mine owner or operator.

We have spent a considerable amount of managerial and consultant time to ascertain what is required, to comply with environmental protection laws, regulations and permitting requirements and we anticipate that we will be required to continue to do so in the future. Although we believe our properties comply in all material respects with all relevant permits, licenses and regulations pertaining to worker health and safety as well as those pertaining to the environment and the historical trend toward stricter environmental regulation may continue.

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18.	We note your reference in the third paragraph of page 22 to “[t]he author” having not visited the property and being unable to do so “until snow conditions permit.” Please revise this disclosure to clarify who the author is and to clarify when this statement was made. In this regard, we note that your registration statement was filed in June and on page nine you identify the time period between November and March as the snowy season.

The paragraph has been revised to read as follows: See Page 26)

Based on the regional setting the geologist’s report and the recent discoveries, the property almost certainly warrants further work. The report was written in February 2013. However the author of the report, geologist Linda Caron, M. Sc., P. Eng., has not visited the property and cannot make specific recommendations regarding the scope or details for further work until she does so. In general, property-wide prospecting, stream sampling, rock sampling and possible soil sampling are typical early-stage exploration methods which we believe would almost certainly be applicable to the Teako property. We expect to commission the geologist to conduct a visit to the site prior to October 2013 in order to conduct the above noted property-wide prospecting, stream sampling, rock sampling and soil sampling.

Plan of Operations page 25

19.	We note your disclosure regarding your plan of operations for the next twelve months. Please expand your disclosure concerning the exploration plan for your property as required by paragraph (b)(4)(i) of Industry Guide 7. The exploration plan should address the following points:

!	Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.
!	If there is a phased program planned, briefly outline all phases.
!	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.
!	Disclose how the exploration program will be funded.
!	Identify who will be conducting any proposed exploration work and disclose their qualifications.

The following information has been included in the Form S-1 (See Page 32)

In general, a property-wide prospecting, stream sampling, geological mapping, rock sampling and soil sampling are typical early-stage exploration which would almost certainly be applicable to the Teako property. The Phase I program will take approximately one month and is expected to take place sometime in October and November.

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Initial work program for the property should consist of the following:

-	Approximately 20 km of grid lines, spaced at 200 meters. These will be ribboned lines for control of prospecting, sampling and geological mapping.
-	The ribboned lines will be soil sampled at 50 meter intervals and rock sampled.
-	Infill soil sampling can be done in anomalous areas as required (25 meter).
-	Geological mapping will be carried out, looking for mineralization, contacts between rock types, intrusives.
-	heavy stream samples could be taken.
-	All lines will be GPS oriented for exact positioning.
-	Many old roads dissect the property, minor roadwork will be needed.

BUDGET

Labor - 20 km of lines, soil sampling, prospecting, etc. (30 days @ $525/day), includes prospector, 4x4 vehicle, all-terrain vehicle and all equipment	$15,750

Labor – roadwork (5 days @ $525/day)	2,625

Camp costs, trailer rental, mileage (35 days @ $30/day)	1,050

Camp supplies including food (35 days @ $70/day)	2,450

Supplies, ribbon, and shipping	1,000

Soil sample analysis (400 @ $40/sample)	16,000

Rock sample analysis (100 @ $40/sample)	4,000

Geologist	5,000

Geological report	8,000

Contingency	3,000

TOTAL	$58,875

A Phase II program, which will include geophysics and a ten-hole drill program will be contingent on the Phase I program.

The Phase I work program will be led by Linda Caron, M.Sc, P.Eng, supervising a field crew of 2-4.

Funding for the Phase I program is expected to come from additional funding, once the Company is trading.

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20.	In addition to the exploration timetable and budget called for by our comment above, please also discuss the milestones and the time frame for each milestone in your plan of operations up to the point where you anticipate generating revenues from your business. Please also discuss the anticipated costs of each milestone, and the expected sources of funding.

We have revised the Form S-1 to include the following. See Page 32-33)

Phase I: Initial exploration program (Cost estimate: $50k).

This will including a NI-43-101 mining report (Cost estimate: $10k)

Phase II: Second exploration program including geophysics (Cost estimate: $200k)

Phase III: Drilling program based on results of Phase II program. Minimum of ten holes (Cost estimate: $350k).

Phase IV: Step-out drilling program 40 holes. (Cost estimate: $1.2MM)

Includes

- scoping study

- resource definition

- extraction

21.	Please revise this section to disclose the approximate length of time you anticipate you will be able to operate given your current funding levels and to describe any anticipated sources of additional funding.

We have revised the Form S-1 to include the following. (See Page 33)

It should be noted that we are currently limited in funds as we have decided to focus on obtaining full disclosure status through the US Securities and Exchange Commission and list for trade prior to initiating additional funding. We hope to be funded either via private placements and/or joint-venture partners. The current funding should be sufficient until we begin work in late September or October 2013.

22.	Please add the heading “Management’s Discussion and Analysis” to your prospectus and group Item 303 of Regulation S-K disclosures under that heading.

We have added the following to the prospectus. (See Page 30-31)

MANAGEMENT’S DISCUSSION AND ANALYSIS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

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In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. We discuss many of the risks in greater detail under the heading “Risk Factors.” Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. Except as required by law, we assume no obligation to update any forward-looking statements after the date of this prospectus.

Limited Operating History

There is little historical financial information about our Company upon which to base an evaluation of our performance or to make a decision regarding an investment in our shares. We cannot guarantee that we will be successful in our business operations or that we will achieve significant, if any, level of market acceptance for our proposed business operations and product. Our business could be subject to any or all of the problems, expenses, delays and risks inherent in the establishment of a new business enterprise, including limited capital resources, possible changes in consumer interest, possible cost overruns due to price and cost increases in services we require. Therefore, we cannot guarantee we will be able to achieve or maintain profitable operations. Further, there is no assurance that we will not encounter unforeseen difficulties that may deplete our capital resources more rapidly than anticipated.

Since inception, we have suffered continuous losses with an accumulated deficit of $392,598 as of March 31, 2013 and have incurred negative operating cash flow. The continuation of our business operations is dependent upon the continuing financial support of our principals and shareholders, the proceeds of this offering, and generating significant revenue and achieving profitability. There is no guarantee we will be successful in securing sufficient funds to sustain our operations and future product development plans, as and when needed. These and other factors raise substantial doubt by our auditors about our ability to continue as a going concern.

23.	Please add a liquidity and capital resources discussion as required by Item 303 of Regulation S-K. Please disclose the principal sources and uses of funding for the time period covered by the financial statements.

The following information has been added to the Form S-1. See Page 34)

Capital Resources and Liquidity

At March 31, 2013, the Company had $56,563 in cash on hand and a negative working capital of $247,263. During the 2013 fiscal year, the Company issued a total 975,000 at a price of $0.10 per share for gross proceeds of $97,500. Expenses incurred during the year were: mineral exploration costs $15,924; consulting fees $40,792, management fees of $81,000, general and administrative $2,428 and professional fees of $1,525. Due to limited funds, the Company negotiated with certain consultants on a shares-for-services basis. The Company issued 3.7-million restricted shares to two consultants and a director of the Company at a deemed price of $0.10 per share; the services are to be provided over a two year period. The Company recorded $40,792 for consulting fees and $10,417 for mineral exploration costs with regards to the shares issuances. The balance of $318,791 was recorded as deferred compensation and will be expense over the next two years. While the Company incurred $81,000 in management fees, only paid out $22,000, again, to maintain operating funds.

Accordingly, the Company’s ability to continue as a going concern is dependent on its available cash and its ability to raise additional funds in the near future to support corporate operations and the exploration of our mineral property.

Additionally, we have added the following in order to include the June 30, 2013 Quarterly filed with this Amended Form S-1/A (Please see Page 34).

Results Of Operations For The Period From April 1, 2013 Through June 30, 2013

During the three month period ended June 30, 2013, the Company incurred operating expenses in the amount of $83,044 (2012 - $20,052). Some of the more significant operating expenses were comprised of mineral property costs of $6,112 (2012 – nil), professional fees of $10,702 (2012 - $325), consulting fees of $39,894 (2012 – nil), management fees of $22,500 (2012 - $19,500), and general and administrative expenses of $3,825 (2012 - $227).

We have not attained profitable operations and are dependent upon obtaining financing to pursue exploration activities. For these reasons our auditors believe that there is substantial doubt that we will be able to continue as a going concern.

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Capital Resources and Liquidity

At June 30, 2013, the Company had $46,865 in cash on hand and a negative working capital of $284,301. Cash outflow for the quarter was $9,698, as $46,006 of the expenses incurred relate to shares issued for services and management fees of $22,500 were expensed but not paid out.

Subsequent to June 30, 2013, the Company settled a portion of the related party debt via issuance of shares. A total of 1,234,000 shares were issued to related parties for settlement of $308,500 of debt.

Accordingly, the Company’s ability to continue as a going concern is dependent on its available cash and its ability to raise additional funds in the near future to support corporate operations and the exploration of our mineral property.

24.	Please disclose the principal terms of the registrant’s debt and the repayment plans for such debt. Please file related agreements as exhibits to the registration statement.

The following information has been added to the Form S-1: (See Page 31)

The registrant’s primary debt, amounting to a total of $308,500 is with two of its officers, the Company’s President/Director and the Company’s Chief Financial Officer/Director. As of July 10, 2013 the Company has negotiated a share-for-debt settlement with the officers in which the combined debt of $308,500 will be exchanged for shares at a price of $0.25 per share for a total of $1,234,000 shares.

25.	Please quantify liquidity needs for the upcoming year and current and anticipated shortfalls in funding. Please explain the company’s plans to address those liquidity needs.

The following information has been added to the Form S-1: (See Page 33)

The Company’s current forecast to March 2014, requires approximately $200,000 in funds. With approximately $56,000 cash on hand, the shortfall will be $144,000.

Forecasted expenditures include are:

-	$59,000 for the Phase I mineral exploration program, which includes soil sampling, assaying, road construction, fees for a geologist and a report.
-	$13,000 for regulatory and legal fees.
-	$12,000 for website development and updates, shareholder communication, marketing and conferences.
-	$8,500 for 3 quarterly financial statement reviews.
-	$5,000 for transfer agent costs.
-	$30,000 for share issuance costs.
-	$32,000 management fees.
-	$20,000 corporate development person.
-	$20,000 contingency

Management has discussed the requirement of additional funding. Once approved for trading, the Company expects it will be able to raise funds for fiscal 2014.

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Directors, Executive Officers, Promoters and Control Persons, page 26

26.	We note your disclosure on page 12 that your officers and directors “serve only part time.” Please disclose the approximate number of hours per week each of your officers and directors devotes to the company.

Our reference to officers and directors working “part time” is based on the fact that our president and chief financial officer hold either consulting positions or serve as officers for other companies. The approximate number of hours per week each officer or director devotes to the company is as follows and has been added to the prospectus: (See Page 36-37)

Hours Per Week Devoted to the Company

Mr. Armstrong, President, Secretary, Director: 30 to 35 hours.

Mr. Low, Chief Financial Officer, Director: 25 to 30 hours

Mr. King, Director: 15 to 20 hours.

It should be understood that the times as noted are approximations and vary considerably depending on what the Company is engaged in at any given time. For example, when the Company is conducting an examination of its claims, Mr. King will devote considerably longer hours. Similarly, during audit periods, Mr. Low’s work hours can be double the above suggested average.

27.	Please briefly discuss for each director the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as one of your directors at the time that the disclosure is made, in light of your business and structure. Please see Item 402(e)(1) of Regulation S-K.

Mr. Armstrong, the Company’s President, Secretary and Director hold a BA Degree from Concordia University in Montreal Canada. He has worked as a consultant or officer to a number of public and private companies since 1990.

Mr. Low, the Company’s Chief Financial Officer and a Director has an accounting background with over 17 years experience working with junior mining companies listed the TSX Venture Exchange. Most recently, Mr. Low was the Controller of Nevada Geothermal Power Inc., a geothermal energy company which built and ran the Falkner I Power Plant in northern Nevada. Mr. Low has also served as a director for High Ridge Resources Inc., an exploration company exploring for copper-gold deposits in British Columbia, Canada. Currently, Mr. Low is the interim CFO of Alternative Earth Resources Inc. listed on the TSX-Venture Exchange.

Mr. King, a Company Director has many years of experience starting and managing a number of very successful companies including mining companies. He has held a British Columbia Prospector’s license for approximately 20 years. Mr. Armstrong, the Company President has worked with Mr. King on a number of companies over the years and is very familiar with Mr. King’s background and skills.

More detailed information on the background and experiences of Mr. Armstrong, Mr. Low and Mr. King is contained in their respective biographies on pages 34 and 36 of the Form S-1.

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28.	Please remove the promotional and detailed financial information from your disclosure of Mr. Low’s and Mr. King’s business experience. Such information does not present a complete understanding of those transactions and do not appear to be relevant to your business.

The promotional and detailed financial information of Mr. Low’s and Mr. King’s business experience have been removed from the disclosure.

Their Business Experience information now read as follows: (See Pages 35-36)

Edward Low, Age 42, Chief Financial Officer and Director. Mr. Low has provided accounting services to public companies for the past 17 years. Most recently, Mr. Low was the Controller for Nevada Geothermal Power Inc., an alternative energy company with an operating geothermal power plant in northern Nevada from February 2003 to June 2012. Mr. Low also served as CFO for Jersey Goldfields Corp. from April 1997 to April 2002, Newton Gold (formerly High Ridge Resources) from May 2004 to March 2006, and as accountant for Yinfu Gold Corp (formerly Element92 Resources) from April 2007 to June 2010. Since September 2004 Mr. Low, has been the president and director of HML Properties Inc, which holds a portfolio of residential real estate in various locations within Canada.

James R. King, Director: Mr. King was appointed as a director on January 1, 2013. He has more than 30 years of experience in a variety of organizational, business ownership, and management capacities. From June 1966 to May 1975 Mr. King was a partner in Pender Holdings Inc. and Magic Lake Estates Ltd., a private, Canadian recreational land development company, and was involved in every aspect of this project, from conception to completion including: land purchase, planning developments, surveying, hiring, organizing construction crews, supervising staff and subcontractors, developing of advertising, marketing and sales programs. Mr. King was responsible for the development and sale of serviced properties associated with the development.

From April 1970 to September 1986, he was a partner in creating and developing a private architectural special interest, consumer and trade magazine “Select Home Designs” and a parallel home plan specialty business, Planners Plus Enterprises Ltd. This was sold to the communication and publishing company, Southam Communications in 1984. From April 1985 to June 1987 he was a partner in Future Apparatus Inc., a company that took a consumer product from an inventor’s idea through research and development to l launch into the marketplace. Mr. King served as President of Kelly Kerr Energy Corp. (KYK.VSE) from August 1987 to February 1989, a public company exploring for oil and gas.

In February 1997 he entered into a consulting agreement with KIK Tire Technologies Inc., (KIK.CDNX) a public company listed on the Canadian Venture Stock Exchange. His primary responsibility was the creation of the company’s investor relations program, and the raising of development capital. From May 1998 until July 2000, Mr. King undertook several small private consulting contracts to plan marketing programs for various consumer products, and also entered into a consulting agreement with FirstWirelessDirect Cellular Inc. a private company. From August, 1999 to January, 2006, he was president of Pacific Rim Solutions, a private US corporation, that sold vitamins via its web site, VitaminSales.com. The company was sold in January 2006.

In 2005, Mr. King was one of the principal founders of Alaska Pacific Energy Corp, which he recently turned over to another group so as to concentrate on the development of Owlhead Minerals Corp.

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29.	Please briefly identify the principal business of Asia Properties, Inc. in your description of Mr. Armstrong’s business experience. Please refer to Item 401(e)(1) for guidance.

Revised to read as follows. (See page 35)

Geoff Armstrong, President, Secretary, Director. B.A. Concordia University, Montreal, 1967. President of Owlhead Minerals Corp. since February 2008. President of Kouzelne Mesto Ltd., since inception. Kouzelne Mesto Ltd. is a private business services company incorporated in Prague, Czech Republic on April 6, 1995. Kouzelne Mesto Ltd. was organized in order to prepare and assist with the preparation of internal corporate documents for companies worldwide, assist with regulatory compliance and act as liaison with securities attorneys and auditors. Corporate Secretary of Asia Properties, Inc., (ASPZ.PK) since March, 2003. Asia Properties, Inc. is a junior mining and exploration company focused on gold and resources mining. Asia Properties, Inc. holds exploratory claims in the Province of Quebec, Canada and the Province of Newfoundland, Canada. Mr. Armstrong’s duties on behalf of Asia Properties include the preparation and assistance with the preparation of internal corporate documents, preparation and assistance with the preparation of state and federal filings, corporate communications, liaison with securities attorneys and auditors and supervising state and SEC filing procedures. Founder of Yinfu Gold Corporation, (ELRE.OTCBB) (formerly Element92 Resources Corp.,) a gold mining company based in China. Element92 was incorporated in the State of Wyoming in September 2005. Mr. Armstrong served as President, Secretary and Director of ELRE from February 2007 to April 2010. Secretary of Sino BioEnergy Corp. (SFBE.PK) (Formerly Sino Fibre Communications, Inc.) since May 2011. Director of Sino Bioenergy since December 2012. SFBE is a China-based producer of energy from waste. The Company uses its patented technology to bio-degrade waste into fertilizer, fuel blocks, building materials, paving materials, and wooden-plastic products. Sino Bioenergy processes municipal household waste, construction waste, kitchen waste, and sludge and develops biomass fuel plants.

30.	Please revise to clarify Mr. Low’s business experience from 2012 until the present, other than his employment as Chief Financial Officer and Director of the company, and to include the start and end month of each position held during the past five years.

Mr. Low’s business experience details have been revised to include the start and end month of each position held. It now reads as follows: (See Page 36)

Edward Low, Age 42, Chief Financial Officer and Director. Mr. Low has provided accounting services to public companies for the past 17 years. Most recently, Mr. Low was the Controller for Nevada Geothermal Power Inc., an alternative energy company with an operating geothermal power plant in northern Nevada from February 2003 to June 2012. Mr. Low also served as CFO for Jersey Goldfields Corp. from April 1997 to April 2002, Newton Gold (formerly High Ridge Resources) from May 2004 to March 2006, and as accountant for Yinfu Gold Corp (formerly Element92 Resources) from April 2007 to June 2010. Since September 2004 Mr. Low, has been the president and director of HML Properties Inc, which holds a portfolio of residential real estate in various locations within Canada.

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31.	Please revise to clarify Mr. King’s business experience between January 2006 and January 2013, to identify the “company” described in the third sentence of the second paragraph on page 27, to specify principal business of Alaska Pacific Energy Corp., to specify the month and year he “turned over” Alaska Pacific Energy Corp., and to clarify the meaning of “turned over.”

Revised to read as follows for greater clarification and noted above also: (See Page 36)

From April 1970 to September 1986, he was a partner in creating and developing a private architectural special interest, consumer and trade magazine “Select Home Designs” and a parallel home plan specialty business, Planners Plus Enterprises Ltd. This was sold to the communication and publishing company, Southam Communications in 1984. From April 1985 to June 1987 he was a partner in Future Apparatus Inc., a company that took a consumer product from an inventor’s idea through research and development to its launch into the marketplace. Mr. King served as President of Kelly Kerr Energy Corp. (KYK.VSE) from August 1987 to February 1989, a public company exploring for oil and gas and gold .

In February 1997 he entered into a consulting agreement with KIK Tire Technologies Inc., (KIK.CDNX) a public company listed on the Canadian Venture Stock Exchange. His primary responsibility was the creation of the company’s investor relations program, and the raising of development capital. From May 1998 until July 2000, Mr. King undertook several small private consulting contracts to plan marketing programs for various consumer products, and also entered into a consulting agreement with FirstWirelessDirect Cellular Inc. a private company. From August, 1999 to January, 2006, he was president of Pacific Rim Solutions, a private US corporation, that sold vitamins via its web site, VitaminSales.com. The company was sold in January 2006.

In 2005, Mr. King was one of the principal founders of Alaska Pacific Energy Corp, from which he recently resigned as president and director in order to concentrate on the development of Owlhead Minerals Corp.

32.	Please provide all of the disclosure required by Item 401(e) of Regulation S-K with respect to Mr. Beaton.

Mr. Beaton is not a board member. We have revised the disclosure to more accurately show him as a consultant. (See Page 37)

Consulting Agreements, page 28

33.	We note that Mr. King will receive $1,500 per month commencing when the Company raises a total of $135,000. It appears from your disclosure elsewhere in the registration statement that the Company had raised such amount prior to the end of your last fiscal year. For example, please see your disclosure under Private Placement on page five and under Recent Sales of Unregistered Securities starting on page 31. Please update your disclosure regarding Mr. King’s compensation accordingly.

The Board of Directors has reviewed its cash needs and after discussion with Mr. Armstrong, Mr. Low and Mr. King, the disclosure has been revised to read as follows. (See Page 36-37)

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President: The Company entered into an Executive Services Agreement with Geoffrey Armstrong setting forth the provision of services by Mr. Armstrong in his capacity as President, Secretary and Director. The term of the original Agreement commenced on February 28, 2007 and was first revised on January 1, 2010. The Agreement was also revised on January 1, 2013 and continues until January 1, 2018 or until terminated by either party, and obligates the Company to pay Mr. Armstrong an annual base salary of $48,000. The Company and Mr. Armstrong have verbally agreed to accrue any cash payments until such time as the company has raised at least $300,000. On July 10, 2013, the Company issued 680,000 shares of common stock to Mr. Armstrong, through his company, Kouzelne Mesto Ltd to settle a debt of $170,000 pursuant to his revised agreement.

Chief Financial Officer and Director: The Company entered into a Management Agreement with Edward Low The term of the Agreement commenced on March 10, 2007 and was first revised on January 1, 2010. The Agreement was also revised on January 1, 2013 and continues until January 1, 2018 or until terminated by either party, and obligated the Company to pay Mr. Low an annual base salary of $42,000. The Company and Mr. Low have verbally agreed to accrue any cash payments until such time as the company has raised at least $300,000. On July 10, 2013 the Company issued 554,000 shares of common stock to Mr. Low, through his company, AE Financial Management Ltd., to settle a debt of $138,500 pursuant to his revised.

Director: The Company entered into an Executive Services Agreement with James R. King setting forth the provision of services by Mr. King in his capacity as Director. The term of the Agreement commenced on January 1, 2013 and continues until December 31, 2014 or until terminated by either party or amended by mutual agreement of both parties. The agreement obligated the Company to pay Mr. King $1,500 per month commencing as soon as the Company raised a total of $135,000 in cash investments. However, the Company and Mr. King have verbally agreed to accrue any cash payments until such time as the company has raised at least $300,000.

Summary Compensation Table, page 28

34.	Please revise the summary compensation table to follow the format provided in Item 402(n) of Regulation S-K. Please refer to Item 402(a)(5) for guidance on when a column may be omitted from the table.

The Summary Compensation Table has been revised to conform to the format provided in Item 402(n) of regulation S-K. (See Page 38)

35.	Please include appropriate footnote disclosure clarifying how you calculated the value of Mr. King’s 2013 stock award. Please see Item 402(n)(2)(v) of Regulation S-K for guidance.

In the Summary Compensation section we have added the following: (See Page 38)

Mr. King was awarded three million restricted shares of the Company, on January 1, 2013, at a deemed price of $0.10 per share as compensation related to consulting services to be provided over a two year period and for consulting services provided to the Company in the previous two years with respect to mining claims and mining in British Columbia, visits to various mining sites and consultations with geologists and mine owners on behalf of Owlhead Minerals Corp.

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36.	Please provide a narrative description explaining the yearly changes in annual compensation and the reason for the grant of common stock to Mr. King. Please refer to Item 402(o) of Regulation S-K for guidance.

We have added the following information to the Form S-1 at the end of the Summary Compensation section (See Page 38-39)

Mr. Armstrong and Mr. Low have worked for the Company since February 2008 and as their work load and time spent working for the company have increased, their compensation has increased also.

Mr. King provided consulting service for approximately two years prior to his becoming a director on January 1, 2013. He assisted the Company in its evaluation of potential mining acquisitions, visited mining projects, advised the Company on mining issues in British Columbia, conducted discussion with geologists and mine owners. He has held a Prospecting License in British Columbia for 20 years. Any agreements with Mr. King during this period were verbal. Our experience with Mr. King during this period confirmed that he would be a valuable addition to the board of directors and the grant of this stock award was commensurate with his contribution and abilities.

Certain Relationships and Related Transactions, page 30

37.	Please revise this section to provide the disclosure required by Item 404(d) of Regulation S-K. In this regard, the standard you describe in the first paragraph of this section appears to be different from that set forth in Item 404.

We interpreted the section titled “Certain Relationships and Related Transactions” as referring to the acquisition of any mining properties or claims. The disclosure has been corrected to read as follows: (See Page 40)

On February 14, 2007 the Company executed an executive services agreement with its president and director Mr. Geoff Armstrong through Mr. Armstrong’s private company, Kouzelne Mesto Ltd. The basic remuneration in this agreement was $2,000 per month. The agreement included the right to convert all or part of the debt to shares in the Company’s stock at a mutually agreed upon share price. The agreement was not at arms length.

On January 1, 2010 the Company executed a revised executive services agreement with its president and director Mr. G. Armstrong through Mr. Armstrong’s private company, Kouzelne Mesto Ltd. The basic remuneration in this revised agreement was $2,500 per month. The agreement included the right to convert all or part of the debt to shares in the Company’s stock at a mutually agreed upon share price. The agreement was not at arms length.

On January 1, 2010 the Company executed a management services agreement with its chief financial officer and director Mr. Edward Low through Mr. Low’s private company, AE Financial. The basic remuneration in this revised agreement was $2,000 per month. The agreement included the right to convert all or part of the debt to shares in the Company’s stock at a mutually agreed upon share price. The agreement was not at arms length.

On January 1, 2013 the Company executed a revised executive services agreement with its president and director Mr. G. Armstrong through Mr. Armstrong’s private company, Kouzelne Mesto Ltd. The basic remuneration in this revised agreement was $4,000 per month. The agreement included the right to convert all or part of the debt to shares in the Company’s stock at a mutually agreed upon share price. The agreement was not at arms length.

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38.	Please reconcile your disclosure in this section with your disclosure in Note 4 on page F10.

Revised as requested. See notes above. (See Page 40)

Recent Sales of Unregistered Securities, page 31

39.	We note that you have not disclosed the June 1, 2012 private placement described on page five here. For the sake of clarity, please furnish all of the information required by Item 701 of Regulation S-K in this section.

For the sake of clarity we have included the following information as noted on Page 6-7:

An initial private placement was conducted between May 27, 2010 and June 7, 2010 for an aggregate of up to 8,000,000 shares at a price of $0.001 per share of common stock. The offering raised proceeds to the Company of $8,000 for which 8,000,000 shares of common stock were issued. No legal, accounting, consulting or finder fees relating to the offering were paid.

On June 1, 2012, we initiated a second private placement offering of an aggregate of up to 2,000,000 shares at a price of $0.10 per share of common stock. The offering raised proceeds to the Company of $97,500 for which 975,000 shares of common stock were issued. No legal, accounting, consulting or finder fees relating to the offering were paid. This private placement was concluded on March 6, 2013.

Financial Statement Update and Accountant’s Consent

40.	Please update the financial statements as necessary in accordance with Rule 8-08 of Regulation S-X and provide a current accountant’s consent in any amendment.

The Financial Statements have been revised as requested.

Notes to the Consolidated Financial Statements, page F-6 2. Significant Accounting Policies, page F-6 (i) Stock-based Compensation, page F-7 (41-43)

41.	We note from page F-4 you issued 3,700,000 shares for services. However, we do not note you provide disclosures similar to those required by ASC 718-10-50-1 through 50-2. Please clarify or revise in your next amendment. Refer to ASC 505-50-50-1.

The Financial Statements have been revised as requested.

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5. Common Stock, page F-10

42.	We note from your disclosure that you issued shares and recorded a portion of those shares as deferred compensation for the year ended March 31, 2013. Please revise your disclosure to describe the deferred compensation and your basis for assigning amounts pursuant to ASC 915-215-45-1. In addition, tell us how you accounted for those shares.

The Financial Statements have been revised as requested.

8. Subsequent Events, page F-11

43.	Please be advised that you are currently a private company filing your previously completed financial statements in an initial registration statement and, therefore, you are not an SEC filer. Please revise to include the date through which you have evaluated subsequent events. Refer to ASC 855-10-50-1(a).

The Subsequent Events section has been revised as requested.

Please note: we have included the unaudited consolidated financial statements for the six months ended June 30, 2013. See start on Page 59.

Signatures, page 38

44.	In your amended registration statement, please also indicate who is signing in the capacity of principal accounting officer or controller. Please refer to the first instruction to the Signatures section of Form S-1 for guidance.

The signature section has been revised to show that Mr. Low the Company’s accountant, treasurer and a director is signing in the capacity of principal accounting officer.

Sincerely,

/s/ Geoff Armstrong
President, Owlhead Minerals Corp.

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